[Letterhead]

Putnam Investments
One Post Office Square
Boston, MA 02109
March 11, 2015

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attn: Jason Fox

Re:	Comments on the annual report to shareholders dated July 31, 2014 (the “Annual
Report”) of Putnam RetirementReady Funds (the “Funds”)

Dear Mr. Fox:

This letter responds to the comments that you provided telephonically to me on behalf of the Staff of the U.S. Securities and Exchange Commission (the “Commission Staff”) on February 3, 2015 regarding the Annual Report. For convenience of reference, I have summarized the Commission Staff’s comments before the responses by the Funds.

1. Comment: The Statements of assets and liabilities for Putnam RetirementReady 2055 Fund and Putnam RetirementReady 2050 Fund include an entry under “Liabilities” for “Deferred reimbursal from Manager (Note 2).” Please describe supplementally the nature of this liability. Please also consider including specific disclosure in Note 2 to the financial statements about this liability.

Response: The “Deferred reimbursal from Manager” entry arises from each Fund’s structure as a fund-of-funds and the Funds’ expense reimbursal arrangement. The fees incurred by the Funds under state securities laws for sales of Fund shares, referred to as “Blue Sky” fees, are required to be pre-paid by the Funds. Since the Funds do not typically carry active cash positions (the Funds are typically fully invested in shares of the underlying Putnam Funds), Putnam Investment Management, LLC, the Funds’ adviser (“Putnam Management”), pays the Blue Sky fees on behalf of the Funds. The amounts of these payments by Putnam Management are included in the “Prepaid asset” line item under “Assets” with an offsetting entry to “Deferred reimbursal from Manager” under “Liabilities.” Both the “Prepaid asset” amounts and the portion of “Deferred reimbursal from Manager” related to Blue Sky fees are amortized over 12 months through the Statement of operations. The “Deferred reimbursal from Manager entry” reflects the net amount in excess of any amounts owed by the Manager to the Fund (which is why the amount of the “Prepaid asset” entry is higher than that of the “Deferred reimbursal from Manager”).

Beginning with the Funds’ next set of (unaudited) financial statements, the Funds plan to omit the “Prepaid asset” line item, as well as the corresponding amount owing to Putnam Management from the “Deferred reimbursal from Manager” line item, from their Statements of assets and liabilities. We believe that this approach will improve the readability of the financial statements, while remaining consistent with applicable accounting requirements. Accordingly, we do not believe that Note 2 to the financial statements will need supplemental disclosure about the “deferred reimbursal.”

2. Comment: Please disclose supplementally why, beginning with the Annual Report, each of the Funds included a line item in its Statement of operations, under “Expenses,” for “Blue sky fees.”

Response: Prior to 2013, Blue Sky fees) were paid by Putnam Retail Management Limited Partnership, the Funds’ principal underwriter. Beginning in 2013, however, the Funds agreed to pay their Blue Sky fees, and the Statement of operations included in the Annual Report reflects the incurrence by the Funds of this expense. The Funds’ Statement of operations for the six months ended January 31, 2014, included in the Funds’ semiannual shareholder report for that period, also reflected this expense, but labeled it as “Registration fees” rather than “Blue sky fees.”

I believe this letter addresses the Commission Staff’s comments. Should you have any further questions, please do not hesitate to call me at (617) 760-8939. Thank you for your assistance.

Very truly yours,

/s/ James F. Clark

James F. Clark

Associate General Counsel

Putnam Investments

cc: James E. Thomas, Esq., Ropes & Gray LLP